Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A

(Form Type)

Alcoa Corporation

(Exact Name of Registrant as Specified in its Charter)

N/A

(Name of Person(s) Filing Statement)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction (1)	Fee Rate	Amount of Filing Fee

Fees to Be Paid	US $3,342,161,027.31	0.0001476(2)	US $493,302.97(2)

Fees Previously Paid	N/A		N/A

Total Transaction Valuation	US $3,342,161,027.31

Total Fees Due for Filing			US $493,302.97

Total Fees Previously Paid			N/A

Total Fee Offsets			N/A

Net Fee Due			US $493,302.97

(1)

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(c)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the conversion of all outstanding ordinary shares of Alumina Limited (each, an “Alumina Share”) into the right to receive consideration equivalent to 0.02854 shares of Alcoa common stock (including in the form of Alcoa CHESS Depositary Interests, shares of Alcoa common stock and Alcoa non-voting convertible preferred stock) for each Alumina Share. As of May 16, 2024, there were 2,901,681,417 Alumina Shares outstanding and 4,136,222 additional Alumina Shares that are potentially issuable in respect of Alumina’s equity incentives between May 16, 2024 and the completion of the transaction, and the average of the high and low prices of shares of Alcoa common stock as reported on the New York Stock Exchange as of May 16, 2024 is $40.30. As a result, this calculation assumes a transaction value of $3,342,161,027.31.

(2)

The amount of the filing fee calculated in accordance with the Exchange Act of 1934 equals $147.60 for each $1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act.

Table 2: Fee Offset Claims and Sources

Not Applicable